Canadian Natural Resources Limited
UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2019 AND 2018

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
CONSOLIDATED BALANCE SHEETS

As at	Note	Mar 31 2019	Dec 31 2018
(millions of Canadian dollars, unaudited)
ASSETS
Current assets
Cash and cash equivalents		$90	$101
Accounts receivable		2,287	1,148
Inventory		1,072	955
Prepaids and other		192	176
Investments	6	549	524
Current portion of other long-term assets	7	73	116
		4,263	3,020
Exploration and evaluation assets	3	2,652	2,637
Property, plant and equipment	4	64,126	64,559
Lease assets	5	1,584	—
Other long-term assets	7	1,343	1,343
		$73,968	$71,559

LIABILITIES
Current liabilities
Accounts payable		$779	$779
Accrued liabilities		2,559	2,356
Current income taxes payable		59	151
Current portion of long-term debt	8	1,667	1,141
Current portion of other long-term liabilities	5,9	547	335
		5,611	4,762
Long-term debt	8	19,323	19,482
Other long-term liabilities	5,9	5,232	3,890
Deferred income taxes		11,534	11,451
		41,700	39,585
SHAREHOLDERS’ EQUITY
Share capital	11	9,358	9,323
Retained earnings		22,852	22,529
Accumulated other comprehensive income	12	58	122
		32,268	31,974
		$73,968	$71,559
Commitments and contingencies (note 16).

Approved by the Board of Directors on May 8, 2019.

Canadian Natural Resources Limited	1	Three Months Ended March 31, 2019

CONSOLIDATED STATEMENTS OF EARNINGS

		Three Months Ended
(millions of Canadian dollars, except per common share amounts, unaudited)	Note	Mar 31 2019	Mar 31 2018
Product sales	17	$5,541	$5,735
Less: royalties		(293)	(261)
Revenue		5,248	5,474
Expenses
Production		1,530	1,630
Transportation, blending and feedstock		1,039	1,152
Depletion, depreciation and amortization	4,5	1,263	1,257
Administration		70	81
Share-based compensation	9	62	(88)
Asset retirement obligation accretion	9	44	46
Interest and other financing expense		191	190
Risk management activities	15	41	(52)
Foreign exchange (gain) loss		(239)	278
Loss from investments	6,7	27	106
		4,028	4,600
Earnings before taxes		1,220	874
Current income tax expense	10	165	154
Deferred income tax expense	10	94	137
Net earnings		$961	$583
Net earnings per common share
Basic	14	$0.80	$0.48
Diluted	14	$0.80	$0.47

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Three Months Ended
(millions of Canadian dollars, unaudited)	Mar 31 2019	Mar 31 2018
Net earnings	$961	$583
Items that may be reclassified subsequently to net earnings
Net change in derivative financial instruments designated as cash flow hedges
Unrealized income (loss) during the period, net of taxes of $5 million (2018 – $2 million)	29	(16)
Reclassification to net earnings, net of taxes of $5 million (2018 – $2 million)	(33)	(10)
	(4)	(26)
Foreign currency translation adjustment
Translation of net investment	(60)	71
Other comprehensive income (loss), net of taxes	(64)	45
Comprehensive income	$897	$628

Canadian Natural Resources Limited	2	Three Months Ended March 31, 2019

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Three Months Ended
(millions of Canadian dollars, unaudited)	Note	Mar 31 2019	Mar 31 2018
Share capital	11
Balance – beginning of period		$9,323	$9,109
Issued upon exercise of stock options		83	106
Previously recognized liability on stock options exercised for common shares		4	49
Purchase of common shares under Normal Course Issuer Bid		(52)	—
Balance – end of period		9,358	9,264
Retained earnings
Balance – beginning of period		22,529	22,612
Net earnings		961	583
Purchase of common shares under Normal Course Issuer Bid	11	(189)	—
Dividends on common shares	11	(449)	(410)
Balance – end of period		22,852	22,785
Accumulated other comprehensive income (loss)	12
Balance – beginning of period		122	(68)
Other comprehensive income (loss), net of taxes		(64)	45
Balance – end of period		58	(23)
Shareholders’ equity		$32,268	$32,026

Canadian Natural Resources Limited	3	Three Months Ended March 31, 2019

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Three Months Ended
(millions of Canadian dollars, unaudited)	Note	Mar 31 2019	Mar 31 2018
Operating activities
Net earnings		$961	$583
Non-cash items
Depletion, depreciation and amortization		1,263	1,257
Share-based compensation		62	(88)
Asset retirement obligation accretion		44	46
Unrealized risk management loss (gain)		14	(33)
Unrealized foreign exchange (gain) loss		(233)	162
Realized foreign exchange loss on repayment of US dollar debt securities		—	146
Loss from investments	6,7	35	113
Deferred income tax expense		94	137
Other		(120)	1
Abandonment expenditures		(108)	(90)
Net change in non-cash working capital		(1,016)	235
Cash flows from operating activities		996	2,469
Financing activities
Issue of bank credit facilities and commercial paper, net	8	635	381
Repayment of US dollar debt securities	8	—	(1,236)
Payment of lease liabilities	5,9	(52)	—
Issue of common shares on exercise of stock options		83	106
Purchase of common shares under Normal Course Issuer Bid	11	(241)	—
Dividends on common shares		(403)	(336)
Cash flows from (used in) financing activities		22	(1,085)
Investing activities
Net expenditures on exploration and evaluation assets		(33)	(56)
Net expenditures on property, plant and equipment		(836)	(957)
Investment in other long-term assets		—	(21)
Net change in non-cash working capital		(160)	(335)
Cash flows used in investing activities		(1,029)	(1,369)
(Decrease) increase in cash and cash equivalents		(11)	15
Cash and cash equivalents – beginning of period		101	137
Cash and cash equivalents – end of period		$90	$152
Interest paid, net		$228	$260
Income taxes paid (received)		$226	$(63)

Canadian Natural Resources Limited	4	Three Months Ended March 31, 2019

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts in millions of Canadian dollars, unless otherwise stated, unaudited)
1. ACCOUNTING POLICIES
Canadian Natural Resources Limited (the “Company”) is a senior independent crude oil and natural gas exploration, development and production company. The Company’s exploration and production operations are focused in North America, largely in Western Canada; the United Kingdom (“UK”) portion of the North Sea; and Côte d’Ivoire and South Africa in Offshore Africa.
The "Oil Sands Mining and Upgrading" segment produces synthetic crude oil through bitumen mining and upgrading operations at Horizon Oil Sands ("Horizon") and through the Company's direct and indirect interest in the Athabasca Oil Sands Project ("AOSP").
Within Western Canada in the "Midstream and Refining" segment, the Company maintains certain activities that include pipeline operations, an electricity co-generation system and an investment in the North West Redwater Partnership ("Redwater Partnership"), a general partnership formed to upgrade and refine bitumen in the Province of Alberta.
The Company was incorporated in Alberta, Canada. The address of its registered office is 2100, 855 - 2 Street S.W., Calgary, Alberta, Canada.
These interim consolidated financial statements and the related notes have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34 “Interim Financial Reporting”, following the same accounting policies as the audited consolidated financial statements of the Company as at December 31, 2018, except as disclosed in note 2. These interim consolidated financial statements contain disclosures that are supplemental to the Company’s annual audited consolidated financial statements. Certain disclosures that are normally required to be included in the notes to the annual audited consolidated financial statements have been condensed. These interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto for the year ended December 31, 2018.
2. CHANGES IN ACCOUNTING POLICIES
IFRS 16 "Leases"
In January 2016, the IASB issued IFRS 16 “Leases”, which provides guidance on accounting for leases. The new standard replaced IAS 17 “Leases” and related interpretations. IFRS 16 eliminates the distinction between operating leases and financing leases for lessees and generally requires balance sheet recognition for all leases. Certain short-term (less than 12 months) and low-value leases (as defined in the standard) are exempt from the requirements, and the Company continues to treat these leases as expenses. Leases to explore for or use crude oil, natural gas, minerals and similar non-regenerative resources are also exempt from the standard.
The Company adopted IFRS 16 on January 1, 2019 using the modified retrospective approach with no impact to opening retained earnings at the date of adoption. In accordance with the transitional provisions in the standard, balances reported in the comparative periods have not been restated and continue to be reported using the Company's previous accounting policy under IAS 17.
On adoption, the Company applied the following practical expedients under the standard. Certain expedients are on a lease-by-lease basis and others are applicable by class of underlying assets:

•	the use of a single discount rate to a portfolio of leases with reasonably similar characteristics;

•	leases with a remaining lease term of less than twelve months as at January 1, 2019 were treated as short- term leases;

•	exclusion of indirect costs for the measurement of lease assets at the date of initial application; and

•	the application of the Company's previous assessment for onerous contracts under IAS 37, instead of re-assessing impairment on the Company's lease assets as at January 1, 2019.
The Company did not apply any practical expedients pertaining to grandfathering of leases assessed under the previous standard.
In connection with the adoption of IFRS 16, the Company recognized lease liabilities (included in other long-term liabilities) of $1,539 million, measured at the present value of the remaining lease payments, discounted at the Company's incremental borrowing rate at the transition date. Lease assets were measured at an amount equal to the lease liability. The adoption of IFRS 16 resulted in increases in depletion, depreciation and amortization expense and interest expense

Canadian Natural Resources Limited	5	Three Months Ended March 31, 2019

and corresponding decreases in production, transportation and administration expenses. Under the new standard, the Company reports cash outflows for payment of the principal portion of the lease liability as cash flows from financing activities. The interest portion of the lease payments is classified as cash flows from operating activities.
Further details of the Company's lease assets and lease liabilities on transition to the new Leases standard at January 1, 2019 and as at March 31, 2019 are shown in note 5.
Effective January 1, 2019, the Company's accounting policy for Leases is as follows:
At inception of a contract, the Company assesses whether a contract is, or contains a lease. A contract is, or contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Company assesses whether: the contract involves the use of an identified asset; the Company has the right to obtain substantially all of the economic benefits from the use of the asset throughout the period of use; and, the Company has the right to direct the use of the asset.
The Company recognizes a lease asset and a lease liability at the commencement date of the lease contract, which is the date that the lease asset is available to the Company. The lease asset is initially measured at cost. The cost of a lease asset includes the amount of the initial measurement of the lease liability, lease payments made prior to the commencement date, initial direct costs and estimates of the asset retirement obligation, if any. Subsequent to initial recognition, the lease asset is depreciated using the straight-line method over the earlier of the end of the useful life of the lease asset or the lease term.
Lease liabilities are initially measured at the present value of lease payments discounted at the rate implicit in the lease, or if not readily determinable, the Company's incremental borrowing rate. Lease payments include fixed lease payments, variable lease payments based on indices or rates, residual value guarantees, and purchase options expected to be exercised. Subsequent to initial recognition, the lease liability is measured at amortized cost using the effective interest method. Lease liabilities are remeasured if there are changes in the lease term or if the Company changes its assessment of whether it is reasonably certain it will exercise a purchase, extension or termination option. Lease liabilities are also remeasured if there are changes in the estimate of the amounts payable under the lease due to changes in indices or rates, or residual value guarantees.
Lease assets are reported in a separate caption in the consolidated balance sheet. Lease liabilities are reported within other long-term liabilities in the consolidated balance sheet.
Depreciation on lease assets used in the construction of property, plant and equipment is capitalized to the cost of those assets over their period of use until such time as the property, plant and equipment is substantially available for its intended use.
Where the Company acts as the operator of a joint operation, the Company recognizes 100% of the related lease asset and lease liability. As the Company recovers its joint operation partners' share of the costs of the lease contract, these recoveries are recognized as other income in the consolidated statements of earnings.
Effective January 1, 2019 on adoption of IFRS 16, the Company has applied the following significant accounting estimates and judgments in respect of lease accounting:
Purchase, extension and termination options are included in certain of the Company's lease to provide operational flexibility. To measure the lease liability, the Company uses judgment to assess the likelihood of exercising these options. These assessments are reviewed when significant events or circumstances indicate that the likelihood of exercising these options may have changed. The Company also uses estimates to determine its incremental borrowing costs if the interest rate implicit in the lease is not readily determinable.
Changes in other accounting policies
In October 2017, the IASB issued amendments to IAS 28 "Investments in Associates and Joint Ventures" to clarify that the impairment provisions in IFRS 9 apply to financial instruments in an associate or joint venture that are not accounted for using the equity method, including long-term assets that form part of the net investment in the associate or the joint venture. The Company retrospectively adopted the amendments on January 1, 2019. These amendments did not have a significant impact on the Company's consolidated financial statements.
In June 2017, the IASB issued IFRIC 23 "Uncertainty over Income Tax Treatments". The interpretation provides guidance on how to reflect the effects of uncertainty in accounting for income taxes where IAS 12 is unclear. The Company adopted the interpretation on January 1, 2019. The interpretation did not have a significant impact on the Company's consolidated financial statements.

Canadian Natural Resources Limited	6	Three Months Ended March 31, 2019

3. EXPLORATION AND EVALUATION ASSETS

	Exploration and Production			Oil Sands Mining and Upgrading	Total
	North America	North Sea	Offshore Africa
Cost
At December 31, 2018	$2,348	$—	$37	$252	$2,637
Additions	30	—	3	—	33
Transfers to property, plant and equipment	(18)	—	—	—	(18)
At March 31, 2019	$2,360	$—	$40	$252	$2,652

4. PROPERTY, PLANT AND EQUIPMENT

	Exploration and Production			Oil Sands Mining and Upgrading	Midstream and Refining	Head Office	Total
	North America	North Sea	Offshore Africa
Cost
At December 31, 2018	$67,007	$7,321	$5,471	$43,147	$441	$435	$123,822
Additions	501	36	64	234	2	6	843
Transfers from E&E assets	18	—	—	—	—	—	18
Disposals/derecognitions	(126)	—	(1,515)	(84)	—	(3)	(1,728)
Foreign exchange adjustments and other	—	(154)	(140)	—	—	—	(294)
At March 31, 2019	$67,400	$7,203	$3,880	$43,297	$443	$438	$122,661
Accumulated depletion and depreciation
At December 31, 2018	$43,881	$5,735	$4,203	$4,981	$138	$325	$59,263
Expense	719	46	42	398	3	6	1,214
Disposals/derecognitions	(126)	—	(1,515)	(84)	—	(3)	(1,728)
Foreign exchange adjustments and other	(2)	(109)	(97)	(6)	—	—	(214)
At March 31, 2019	$44,472	$5,672	$2,633	$5,289	$141	$328	$58,535
Net book value
- at March 31, 2019	$22,928	$1,531	$1,247	$38,008	$302	$110	$64,126
- at December 31, 2018	$23,126	$1,586	$1,268	$38,166	$303	$110	$64,559

Project costs not subject to depletion and depreciation	Mar 31 2019	Dec 31 2018
Kirby Thermal Oil Sands – North	$1,509	$1,424
During the three months ended March 31, 2019, the Company acquired a number of producing crude oil and natural gas properties in the North America Exploration and Production segment for net cash consideration of $25 million and assumed associated asset retirement obligations of $5 million. These transactions were accounted for using the acquisition method of accounting. No net deferred income tax liabilities or pre-tax gains were recognized on these transactions.
The Company capitalizes construction period interest for qualifying assets based on costs incurred and the Company’s cost of borrowing. Interest capitalization to a qualifying asset ceases once the asset is substantially available for its intended use. For the three months ended March 31, 2019, pre-tax interest of $20 million (March 31, 2018 – $15 million) was capitalized to property, plant and equipment using a weighted average capitalization rate of 4.1% (March 31, 2018 – 3.8%).

Canadian Natural Resources Limited	7	Three Months Ended March 31, 2019

5. LEASES

Lease assets

	Product transportation and storage	Field equipment and power	Offshore vessels and equipment	Office leases and other	Total
At January 1, 2019 (1)	$823	$332	$252	$132	$1,539
Additions	107	3	—	—	110
Depreciation	(22)	(12)	(10)	(5)	(49)
Foreign exchange adjustments and other	(1)	(3)	(12)	—	(16)
At March 31, 2019	$907	$320	$230	$127	$1,584
(1) The Company adopted IFRS 16 "Leases" on January 1, 2019 using the modified retrospective approach. At December 31, 2018, the Company did not report any finance leases in accordance with its previous accounting policy for leases.
Lease assets, by Segment

Mar 31 2019
Exploration and Production
North America	$312
North Sea	60
Offshore Africa	180
Oil Sands Mining and Upgrading	922
Head office	110
$1,584

Lease liabilities
The Company measures its lease liabilities at the discounted value of lease payments amortized over the lease term. Lease liabilities at March 31, 2019 were as follows:

Mar 31 2019
Lease liabilities	$1,589
Less: current portion	211
$1,378

Canadian Natural Resources Limited	8	Three Months Ended March 31, 2019

In addition to the lease assets disclosed above, on an ongoing basis the Company enters into short-term leases related to its Exploration and Production and Oil Sands Mining and Upgrading activities. The impact of short-term leasing activities on net earnings for the period is provided below:

Three months ended	Mar 31 2019
Expenses relating to short-term leases (1)	$124
Interest expense on lease liabilities	$15
Variable lease payments not included in the measurement of lease liabilities	$24
(1) In addition, during the first quarter of 2019, the Company capitalized $81 million of short-term leases as additions to property, plant and equipment.

Three months ended	Mar 31 2019
Total cash outflows for leases during the period (1)	$296
(1) Comprised of cash outflows relating to lease liabilities, short-term leases, and variable lease payments.

Impacts to the consolidated financial statements on transition
On transition to IFRS 16, the Company recognized $1,539 million of lease liabilities and corresponding lease assets. Lease liabilities were measured at the discounted value of lease payments using a weighted average incremental borrowing rate of 4.0% at January 1, 2019.
A reconciliation showing the impact of adoption of the standard is provided below:

Jan 1 2019
Leases previously reported as commitments at December 31, 2018 (1) (2)	$1,430
Impact of discounting	(317)
Leases previously reported as commitments, discounted at January 1, 2019	1,113

Leases recognized at adoption on January 1, 2019:
Lease extension options and renewals reasonably certain to be exercised	243
Arrangements determined to be leases under IFRS 16	83
Leases entered into on behalf of a joint operation (3)	100
Lease liabilities recognized at January 1, 2019	$1,539

(1)	At December 31, 2018, the Company did not report any finance leases in accordance with its previous accounting policy for leases.

(2)
Commitments for operating leases, previously reported in note 16, are now reported as part of lease liabilities and included in other long-term liabilities in note 9. Operating leases previously reported in note 16 have been aggregated into one line in the reconciliation table. Other non-lease commitments continue to reported in the table in note 16.

(3)
In accordance with the previous accounting for operating leases used in joint operations, the Company reported commitments and related expenses in accordance with the Company's proportionate interest in the joint operation. Under IFRS 16, where the Company acts as the operator of a joint operation, the Company will recognize 100% of the related lease asset and lease liability.

Canadian Natural Resources Limited	9	Three Months Ended March 31, 2019

6. INVESTMENTS
As at March 31, 2019, the Company had the following investments:

	Mar 31 2019	Dec 31 2018
Investment in PrairieSky Royalty Ltd.	$407	$400
Investment in Inter Pipeline Ltd.	142	124
	$549	$524
Investment in PrairieSky Royalty Ltd.
The Company’s investment of 22.6 million common shares of PrairieSky Royalty Ltd. ("PrairieSky") does not constitute significant influence, and is accounted for at fair value through profit or loss, measured at each reporting date. As at March 31, 2019, the Company’s investment in PrairieSky was classified as a current asset.
The (gain) loss from the investment in PrairieSky was comprised as follows:

	Three Months Ended
	Mar 31 2019	Mar 31 2018
Fair value (gain) loss from PrairieSky	$(7)	$88
Dividend income from PrairieSky	(5)	(4)
	$(12)	$84
Investment in Inter Pipeline Ltd.
The Company's investment of 6.4 million common shares of Inter Pipeline Ltd. ("Inter Pipeline") does not constitute significant influence, and is accounted for at fair value through profit or loss, measured at each reporting date. As at March 31, 2019, the Company's investment in Inter Pipeline was classified as a current asset.
The (gain) loss from the investment in Inter Pipeline was comprised as follows:

	Three Months Ended
	Mar 31 2019	Mar 31 2018
Fair value (gain) loss from Inter Pipeline	$(18)	$24
Dividend income from Inter Pipeline	(3)	(3)
	$(21)	$21

Canadian Natural Resources Limited	10	Three Months Ended March 31, 2019

7. OTHER LONG-TERM ASSETS

	Mar 31 2019	Dec 31 2018
Investment in North West Redwater Partnership	$227	$287
North West Redwater Partnership subordinated debt (1)	606	591
Risk management (note 15)	270	373
Prepaid cost of service tolls	81	62
Other	232	146
	1,416	1,459
Less: current portion	73	116
	$1,343	$1,343

(1)	Includes accrued interest.
Investment in North West Redwater Partnership
The Company's 50% interest in Redwater Partnership is accounted for using the equity method based on Redwater Partnership’s voting and decision-making structure and legal form. Redwater Partnership has entered into agreements to construct and operate a 50,000 barrel per day bitumen upgrader and refinery (the "Project") under processing agreements that target to process 12,500 barrels per day of bitumen feedstock for the Company and 37,500 barrels per day of bitumen feedstock for the Alberta Petroleum Marketing Commission (“APMC”), an agent of the Government of Alberta, under a 30 year fee-for-service tolling agreement.
During 2018, Redwater Partnership commenced commissioning activities in the Projects' light oil units while continuing work on the heavy oil units. In the first quarter of 2019, the light oil units transitioned from pre-commissioning and startup to operations and are processing synthetic crude oil into refined products. The Project's bitumen refining operations have been delayed and remain in the commissioning phase and are now expected to commence commercial processing of bitumen in late 2019. As at March 31, 2019, the total facility capital cost ("FCC") budget for the Project, net of margins from pre-commercial sales, was approximately $9,800 million.
During 2013, the Company and APMC agreed, each with a 50% interest, to provide subordinated debt, bearing interest at prime plus 6%, as required for Project costs to reflect an agreed debt to equity ratio of 80/20. To March 31, 2019, each party has provided $439 million of subordinated debt, together with accrued interest thereon of $167 million, for a Company total of $606 million. Any additional subordinated debt financing is not expected to be significant.
Pursuant to the processing agreements, on June 1, 2018 the Company began paying its 25% pro rata share of the debt portion of the monthly cost of service toll, currently consisting of interest and fees, with principal repayments beginning in 2020 (see note 16). The Company is unconditionally obligated to pay this portion of the cost of service toll over the 30-year tolling period. As at March 31, 2019, the Company had recognized $81 million in prepaid cost of service tolls (December 31, 2018 - $62 million).
Redwater Partnership has a secured $3,500 million syndicated credit facility of which $2,000 million is revolving and matures in June 2021 and the remaining $1,500 million is fully drawn on a non-revolving basis and matures in February 2020. As at March 31, 2019, Redwater Partnership had borrowings of $2,288 million under the credit facility.
During the three months ended March 31, 2019, the Company recognized an equity loss from Redwater Partnership of $60 million (March 31, 2018 – loss of $1 million). The equity loss for the first quarter of 2019 includes the impact of $47 million of interest expense and $12 million of depletion, depreciation and amortization expense recognized following the completion of commissioning and startup activities in the light oil units.

Canadian Natural Resources Limited	11	Three Months Ended March 31, 2019

8. LONG-TERM DEBT

	Mar 31 2019	Dec 31 2018
Canadian dollar denominated debt, unsecured
Bank credit facilities	$969	$831
Medium-term notes	5,300	5,300
	6,269	6,131
US dollar denominated debt, unsecured
Bank credit facilities (March 31, 2019 - US$2,956 million; December 31, 2018 - US$2,954 million)	3,948	4,031
Commercial paper (March 31, 2019 - US$500 million; December 31, 2018 - US$104 million)	667	141
US dollar debt securities (March 31, 2019 - US$7,650 million; December 31, 2018 - US$7,650 million)	10,220	10,439
	14,835	14,611
Long-term debt before transaction costs and original issue discounts, net	21,104	20,742
Less: original issue discounts, net (1)	17	17
transaction costs (1) (2)	97	102
	20,990	20,623
Less: current portion of commercial paper	667	141
current portion of other long-term debt (1) (2)	1,000	1,000
	$19,323	$19,482

(1)	The Company has included unamortized original issue discounts and premiums, and directly attributable transaction costs in the carrying amount of the outstanding debt.

(2)	Transaction costs primarily represent underwriting commissions charged as a percentage of the related debt offerings, as well as legal, rating agency and other professional fees.
Bank Credit Facilities and Commercial Paper
As at March 31, 2019, the Company had in place revolving bank credit facilities of $4,976 million, as described below, of which $4,142 million was available. Additionally, the Company had in place fully drawn term credit facilities of $4,750 million. Details of these facilities are described below. This excludes certain other dedicated credit facilities supporting letters of credit.

•	a $100 million demand credit facility;

•	a $1,800 million non-revolving term credit facility maturing May 2020;

•	a $2,200 million non-revolving term credit facility maturing October 2020;

•	a $750 million non-revolving term credit facility maturing February 2021;

•	a $2,425 million revolving syndicated credit facility with $330 million maturing in June 2019 and $2,095 million maturing June 2021;

•	a $2,425 million revolving syndicated credit facility maturing June 2022; and

•	a £15 million demand credit facility related to the Company’s North Sea operations.
Borrowings under the non-revolving term credit facilities may be made by way of pricing referenced to Canadian dollar bankers' acceptances, US dollar bankers’ acceptances, LIBOR, US base rate or Canadian prime rate. As at March 31, 2019, the non-revolving facilities were fully drawn.
Each of the $2,425 million revolving syndicated credit facilities is extendible annually at the mutual agreement of the Company and the lenders. If the facilities are not extended, the full amount of the outstanding principal is repayable on the maturity date. Borrowings under these facilities may be made by way of pricing referenced to Canadian dollar bankers' acceptances, US dollar bankers' acceptances, LIBOR, US base rate or Canadian prime rate.
The Company’s borrowings under its US commercial paper program are authorized up to a maximum US$2,500 million. The Company reserves capacity under its bank credit facilities for amounts outstanding under this program.
The Company’s weighted average interest rate on bank credit facilities and commercial paper outstanding as at March 31, 2019 was 2.6% (March 31, 2018 – 2.5%), and on total long-term debt outstanding for the three months ended March 31, 2019 was 4.1% (March 31, 2018 – 3.8%).
As at March 31, 2019, letters of credit and guarantees aggregating $434 million were outstanding.

Canadian Natural Resources Limited	12	Three Months Ended March 31, 2019

Medium-Term Notes
In July 2017, the Company filed a base shelf prospectus that allows for the offer for sale from time to time of up to $3,000 million of medium-term notes in Canada, which expires in August 2019. If issued, these securities may be offered in amounts and at prices, including interest rates, to be determined based on market conditions at the time of issuance.
US Dollar Debt Securities
In July 2017, the Company filed a base shelf prospectus that allows for the offer for sale from time to time of up to US$3,000 million of debt securities in the United States, which expires in August 2019. If issued, these securities may be offered in amounts and at prices, including interest rates, to be determined based on market conditions at the time of issuance.

9. OTHER LONG-TERM LIABILITIES

	Mar 31 2019	Dec 31 2018
Asset retirement obligations	$3,812	$3,886
Share-based compensation	183	124
Lease liabilities (note 5)	1,589	—
Risk management (note 15)	24	17
Deferred purchase consideration (1)	94	118
Other	77	80
	5,779	4,225
Less: current portion	547	335
	$5,232	$3,890

(1)	Includes $94 million of deferred purchase consideration at March 31, 2019 (December 31, 2018 - $118 million), payable in annual installments of $25 million over the next four years.
Asset Retirement Obligations
The Company’s asset retirement obligations are expected to be settled on an ongoing basis over a period of approximately 60 years and discounted using a weighted average discount rate of 5.0% (December 31, 2018 – 5.0%) and inflation rates of up to 2% (December 31, 2018 - up to 2%). Reconciliations of the discounted asset retirement obligations were as follows:

	Mar 31 2019	Dec 31 2018
Balance – beginning of period	$3,886	$4,327
Liabilities incurred	2	19
Liabilities acquired, net	5	6
Liabilities settled	(108)	(290)
Asset retirement obligation accretion	44	186
Revision of cost, inflation rates and timing estimates	—	(111)
Change in discount rate	—	(334)
Foreign exchange adjustments	(17)	83
Balance – end of period	3,812	3,886
Less: current portion	146	186
	$3,666	$3,700

Canadian Natural Resources Limited	13	Three Months Ended March 31, 2019

Share-Based Compensation
As the Company’s Option Plan provides current employees with the right to elect to receive common shares or a cash payment in exchange for stock options surrendered, a liability for potential cash settlements is recognized. The current portion of the liability represents the maximum amount of the liability payable within the next twelve month period if all vested stock options are surrendered.

	Mar 31 2019	Dec 31 2018
Balance – beginning of period	$124	$414
Share-based compensation expense (recovery)	62	(146)
Cash payment for stock options surrendered	—	(5)
Transferred to common shares	(4)	(120)
Charged to (recovered from) Oil Sands Mining and Upgrading, net	1	(19)
Balance – end of period	183	124
Less: current portion	129	92
	$54	$32
Included within share-based compensation liability as at March 31, 2019 was $23 million related to performance share units granted to certain executive employees (December 31, 2018 - $13 million).

10. INCOME TAXES
The provision for income tax was as follows:

	Three Months Ended
Expense (recovery)	Mar 31 2019	Mar 31 2018
Current corporate income tax – North America	$163	$150
Current corporate income tax – North Sea	29	1
Current corporate income tax – Offshore Africa	12	5
Current PRT (1) – North Sea	(42)	(4)
Other taxes	3	2
Current income tax	165	154
Deferred corporate income tax	94	127
Deferred PRT (1) – North Sea	—	10
Deferred income tax	94	137
Income tax	$259	$291
(1) Petroleum Revenue Tax.

Canadian Natural Resources Limited	14	Three Months Ended March 31, 2019

11. SHARE CAPITAL
Authorized
Preferred shares issuable in a series.
Unlimited number of common shares without par value.

	Three Months Ended Mar 31, 2019
Issued common shares	Number of shares (thousands)	Amount
Balance – beginning of period	1,201,886	$9,323
Issued upon exercise of stock options	2,417	83
Previously recognized liability on stock options exercised for common shares	—	4
Purchase of common shares under Normal Course Issuer Bid	(6,650)	(52)
Balance – end of period	1,197,653	$9,358
Dividend Policy
The Company has paid regular quarterly dividends in each year since 2001. The dividend policy undergoes periodic review by the Board of Directors and is subject to change.
On March 6, 2019, the Board of Directors declared a quarterly dividend of $0.375 per common share, an increase from the previous quarterly dividend of $0.335 per common share. The dividend is payable on April 1, 2019.
Normal Course Issuer Bid
On May 16, 2018, the Company's application was approved for a Normal Course Issuer Bid to purchase through the facilities of the Toronto Stock Exchange, alternative Canadian trading platforms, and the New York Stock Exchange, up to 61,454,856 common shares, over a 12-month period commencing on May 23, 2018 and ending May 22, 2019.
For the three months ended March 31, 2019, the Company purchased 6,650,000 common shares at a weighted average price of $36.24 per common share for a total cost of $241 million. Retained earnings were reduced by $189 million, representing the excess of the purchase price of common shares over their average carrying value. Subsequent to March 31, 2019, the Company purchased 4,050,000 common shares at a weighted average price of $39.34 per common share for a total cost of $159 million.
Stock Options
The following table summarizes information relating to stock options outstanding at March 31, 2019:

	Three Months Ended Mar 31, 2019
	Stock options (thousands)	Weighted average exercise price
Outstanding – beginning of period	46,685	$37.92
Granted	10,857	$35.85
Surrendered for cash settlement	(581)	$35.23
Exercised for common shares	(2,417)	$34.24
Forfeited	(1,191)	$37.30
Outstanding – end of period	53,353	$37.70
Exercisable – end of period	16,398	$36.39
The Option Plan is a "rolling 9%" plan, whereby the aggregate number of common shares that may be reserved for issuance under the plan shall not exceed 9% of the common shares outstanding from time to time.

Canadian Natural Resources Limited	15	Three Months Ended March 31, 2019

12. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
The components of accumulated other comprehensive income (loss), net of taxes, were as follows:

	Mar 31 2019	Mar 31 2018
Derivative financial instruments designated as cash flow hedges	$9	$21
Foreign currency translation adjustment	49	(44)
	$58	$(23)

13. CAPITAL DISCLOSURES
The Company has defined its capital to mean its long-term debt and consolidated shareholders’ equity, as determined at each reporting date.
The Company’s objectives when managing its capital structure are to maintain financial flexibility and balance to enable the Company to access capital markets to sustain its on-going operations and to support its growth strategies. The Company primarily monitors capital on the basis of an internally derived financial measure referred to as its "debt to book capitalization ratio", which is the arithmetic ratio of net current and long-term debt divided by the sum of the carrying value of shareholders’ equity plus net current and long-term debt. The Company’s internal targeted range for its debt to book capitalization ratio is 25% to 45%. This range may be exceeded in periods when a combination of capital projects, acquisitions, or lower commodity prices occurs. The Company may be below the low end of the targeted range when cash flow from operating activities is greater than current investment activities. At March 31, 2019, the ratio was within the target range at 39.3%.
Readers are cautioned that the debt to book capitalization ratio is not defined by IFRS and this financial measure may not be comparable to similar measures presented by other companies. Further, there are no assurances that the Company will continue to use this measure to monitor capital or will not alter the method of calculation of this measure in the future.

	Mar 31 2019	Dec 31 2018
Long-term debt, net (1)	$20,900	$20,522
Total shareholders’ equity	$32,268	$31,974
Debt to book capitalization	39.3%	39.1%

(1)	Includes the current portion of long-term debt, net of cash and cash equivalents.
The Company is subject to a financial covenant that requires debt to book capitalization as defined in its credit facility agreements to not exceed 65%. At March 31, 2019, the Company was in compliance with this covenant.

14. NET EARNINGS PER COMMON SHARE

		Three Months Ended
		Mar 31 2019	Mar 31 2018
Weighted average common shares outstanding – basic (thousands of shares)		1,200,948	1,225,618
Effect of dilutive stock options (thousands of shares)		2,339	5,718
Weighted average common shares outstanding – diluted (thousands of shares)		1,203,287	1,231,336
Net earnings		$961	$583
Net earnings per common share	– basic	$0.80	$0.48
	– diluted	$0.80	$0.47

Canadian Natural Resources Limited	16	Three Months Ended March 31, 2019

15. FINANCIAL INSTRUMENTS
The carrying amounts of the Company’s financial instruments by category were as follows:

	Mar 31, 2019
Asset (liability)	Financial assets at amortized cost	Fair value through profit or loss	Derivatives used for hedging	Financial liabilities at amortized cost	Total
Accounts receivable	$2,287	$—	$—	$—	$2,287
Investments	—	549	—	—	549
Other long-term assets	606	4	266	—	876
Accounts payable	—	—	—	(779)	(779)
Accrued liabilities	—	—	—	(2,559)	(2,559)
Other long-term liabilities (1)	—	(24)	—	(1,683)	(1,707)
Long-term debt (2)	—	—	—	(20,990)	(20,990)
	$2,893	$529	$266	$(26,011)	$(22,323)

	Dec 31, 2018
Asset (liability)	Financial assets at amortized cost	Fair value through profit or loss	Derivatives used for hedging	Financial liabilities at amortized cost	Total
Accounts receivable	$1,148	$—	$—	$—	$1,148
Investments	—	524	—	—	524
Other long-term assets	591	12	361	—	964
Accounts payable	—	—	—	(779)	(779)
Accrued liabilities	—	—	—	(2,356)	(2,356)
Other long-term liabilities (1)	—	(17)	—	(118)	(135)
Long-term debt (2)	—	—	—	(20,623)	(20,623)
	$1,739	$519	$361	$(23,876)	$(21,257)

(1)	Includes $94 million of deferred purchase consideration payable over the next four years (December 31, 2018 - $118 million).

(2)	Includes the current portion of long-term debt.
The carrying amounts of the Company’s financial instruments approximated their fair value, except for fixed rate long-term debt. The fair values of the Company’s investments, recurring other long-term assets (liabilities) and fixed rate long-term debt are outlined below:

	Mar 31, 2019
	Carrying amount	Fair value
Asset (liability) (1) (2)		Level 1	Level 2	Level 3 (4) (5)
Investments (3)	$549	$549	$—	$—
Other long-term assets	$876	$—	$270	$606
Other long-term liabilities	$(118)	$—	$(24)	$(94)
Fixed rate long-term debt (6) (7)	$(15,406)	$(16,556)	$—	$—

Canadian Natural Resources Limited	17	Three Months Ended March 31, 2019

	Dec 31, 2018
	Carrying amount	Fair value
Asset (liability) (1) (2)		Level 1	Level 2	Level 3 (4) (5)
Investments (3)	$524	$524	$—	$—
Other long-term assets	$964	$—	$373	$591
Other long-term liabilities	$(135)	$—	$(17)	$(118)
Fixed rate long-term debt (6) (7)	$(15,620)	$(15,952)	$—	$—

(1)
Excludes financial assets and liabilities where the carrying amount approximates fair value due to the liquid nature of the asset or liability (cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, and purchase consideration payable), as well as lease liabilities, where carrying amount approximates fair value.

(2)	There were no transfers between Level 1, 2 and 3 financial instruments.

(3)	The fair values of the investments are based on quoted market prices.

(4)	The fair value of the deferred purchase consideration included in other long-term liabilities is based on the present value of future cash payments.

(5)	The fair value of Redwater Partnership subordinated debt is based on the present value of future cash receipts.

(6)	The fair value of fixed rate long-term debt has been determined based on quoted market prices.

(7)	Includes the current portion of fixed rate long-term debt.
Risk Management
The Company periodically uses derivative financial instruments to manage its commodity price, interest rate and foreign currency exposures. These financial instruments are entered into solely for hedging purposes and are not used for speculative purposes.
The following provides a summary of the carrying amounts of derivative financial instruments held and a reconciliation to the Company’s consolidated balance sheets.

Asset (liability)	Mar 31 2019	Dec 31 2018
Derivatives held for trading
Foreign currency forward contracts	$(3)	$8
Crude oil WCS (1) differential swaps	(21)	(17)
Natural gas AECO fixed price swaps	4	3
Natural gas AECO basis swaps	—	1
Cash flow hedges
Foreign currency forward contracts	8	70
Cross currency swaps	258	291
	$246	$356

Included within:
Current portion of other long-term assets	$21	$92
Current portion of other long-term liabilities	(24)	(17)
Other long-term assets	249	281
	$246	$356
(1) Western Canadian Select
For the three months ended March 31, 2019, the Company recognized a gain of $1 million (year ended December 31, 2018 – gain of $2 million) related to ineffectiveness arising from cash flow hedges.
The estimated fair values of derivative financial instruments in Level 2 at each measurement date have been determined based on appropriate internal valuation methodologies and/or third party indications. Level 2 fair values determined using valuation models require the use of assumptions concerning the amount and timing of future cash flows and discount rates. In determining these assumptions, the Company primarily relied on external, readily-observable quoted market inputs as applicable, including crude oil and natural gas forward benchmark commodity prices and volatility, Canadian and United States forward interest rate yield curves, and Canadian and United States foreign exchange rates, discounted to present value as appropriate. The resulting fair value estimates may not necessarily be indicative of the amounts that could be realized or settled in a current market transaction and these differences may be material.

Canadian Natural Resources Limited	18	Three Months Ended March 31, 2019

The changes in estimated fair values of derivative financial instruments included in the risk management asset were recognized in the financial statements as follows:

Asset (liability)	Mar 31 2019	Dec 31 2018
Balance – beginning of period	$356	$101
Net change in fair value of outstanding derivative financial instruments recognized in:
Risk management activities	(14)	35
Foreign exchange	(92)	260
Other comprehensive loss	(4)	(40)
Balance – end of period	246	356
Less: current portion	(3)	75
	$249	$281
Net losses (gains) from risk management activities were as follows:

	Three Months Ended
	Mar 31 2019	Mar 31 2018
Net realized risk management loss (gain)	$27	$(19)
Net unrealized risk management loss (gain)	14	(33)
	$41	$(52)
Financial Risk Factors
a) Market risk
Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The Company’s market risk is comprised of commodity price risk, interest rate risk, and foreign currency exchange risk.
Commodity price risk management
The Company periodically uses commodity derivative financial instruments to manage its exposure to commodity price risk associated with the sale of its future crude oil and natural gas production and with natural gas purchases.
At March 31, 2019, the Company had the following derivative financial instruments outstanding to manage its commodity price risk:

	Remaining term			Volume	Weighted average price	Index
Crude Oil
WCS differential swaps	Apr 2019	—	Sep 2019	8,000 bbl/d	US$23.57	WCS

Natural Gas
AECO fixed price swaps	Apr 2019	—	Oct 2019	115,000 GJ/d	$1.32	AECO
The Company's outstanding commodity derivative financial instruments are expected to be settled monthly based on the applicable index pricing for the respective contract month.
Interest rate risk management
The Company is exposed to interest rate price risk on its fixed rate long-term debt and to interest rate cash flow risk on its floating rate long-term debt. The Company periodically enters into interest rate swap contracts to manage its fixed to floating interest rate mix on long-term debt. Interest rate swap contracts require the periodic exchange of payments without the exchange of the notional principal amounts on which the payments are based. At March 31, 2019, the Company had no interest rate swap contracts outstanding.

Canadian Natural Resources Limited	19	Three Months Ended March 31, 2019

Foreign currency exchange rate risk management
The Company is exposed to foreign currency exchange rate risk in Canada primarily related to its US dollar denominated long-term debt, commercial paper and working capital. The Company is also exposed to foreign currency exchange rate risk on transactions conducted in other currencies and in the carrying value of its foreign subsidiaries. The Company periodically enters into cross currency swap contracts and foreign currency forward contracts to manage known currency exposure on US dollar denominated long-term debt, commercial paper and working capital. The cross currency swap contracts require the periodic exchange of payments with the exchange at maturity of notional principal amounts on which the payments are based.
At March 31, 2019, the Company had the following cross currency swap contracts outstanding:

	Remaining term			Amount	Exchange rate (US$/C$)	Interest rate (US$)	Interest rate (C$)
Cross currency
Swaps	Apr 2019	—	Nov 2021	US$500	1.022	3.45%	3.96%
	Apr 2019	—	Mar 2038	US$550	1.170	6.25%	5.76%
All cross currency swap derivative financial instruments were designated as hedges at March 31, 2019 and were classified as cash flow hedges.
In addition to the cross currency swap contracts noted above, at March 31, 2019, the Company had US$3,946 million of foreign currency forward contracts outstanding, with original terms of up to 90 days, including US$3,456 million designated as cash flow hedges.
b) Credit risk
Credit risk is the risk that a party to a financial instrument will cause a financial loss to the Company by failing to discharge an obligation.
Counterparty credit risk management
The Company’s accounts receivable are mainly with customers in the crude oil and natural gas industry and are subject to normal industry credit risks. The Company manages these risks by reviewing its exposure to individual companies on a regular basis and where appropriate, ensures that parental guarantees or letters of credit are in place to minimize the impact in the event of default. At March 31, 2019, substantially all of the Company’s accounts receivable were due within normal trade terms.
The Company is also exposed to possible losses in the event of nonperformance by counterparties to derivative financial instruments; however, the Company manages this credit risk by entering into agreements with counterparties that are substantially all investment grade financial institutions. At March 31, 2019, the Company had net risk management assets of $256 million with specific counterparties related to derivative financial instruments (December 31, 2018 – $361 million).
The carrying amount of financial assets approximates the maximum credit exposure.
c) Liquidity risk
Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities.
Management of liquidity risk requires the Company to maintain sufficient cash and cash equivalents, along with other sources of capital, consisting primarily of cash flow from operating activities, available credit facilities, commercial paper and access to debt capital markets, to meet obligations as they become due. The Company believes it has adequate bank credit facilities to provide liquidity to manage fluctuations in the timing of the receipt and/or disbursement of operating cash flows.

Canadian Natural Resources Limited	20	Three Months Ended March 31, 2019

The maturity dates of financial liabilities and related interest payments were as follows:

	Less than 1 year	1 to less than 2 years	2 to less than 5 years	Thereafter
Accounts payable	$779	$—	$—	$—
Accrued liabilities	$2,559	$—	$—	$—
Long-term debt (1)	$1,667	$6,689	$5,101	$7,647
Other long-term liabilities (2)	$260	$200	$390	$857
Interest and other financing expense (3)	$909	$768	$1,760	$5,255

(1)	Long-term debt represents principal repayments only and does not reflect interest, original issue discounts and premiums or transaction costs.

(2)
Lease payments included within other long-term liabilities reflect principal payments only and are as follows: less than one year, $211 million; one to less than two years, $176 million; two to less than five years, $345 million; and thereafter, $857 million.

(3)	Includes interest and other financing expense on long-term debt and other long-term liabilities. Payments were estimated based upon applicable interest and foreign exchange rates as at March 31, 2019.

16. COMMITMENTS AND CONTINGENCIES
The Company has committed to certain payments as follows (1):

	Remaining 2019	2020	2021	2022	2023	Thereafter
Product transportation	$416	$544	$516	$445	$325	$3,436
North West Redwater Partnership service toll (2)	$57	$126	$157	$158	$157	$2,858
Offshore vessels and equipment	$63	$81	$65	$9	$—	$—
Field equipment and power	$26	$20	$21	$20	$21	$274
Other	$37	$20	$19	$16	$16	$47

(1)	Subsequent to adoption of IFRS 16, the Company reports its payments for lease liabilities in the maturity table in note 15.

(2)
Pursuant to the processing agreements, on June 1, 2018 the Company began paying its 25% pro rata share of the debt portion of the monthly cost of service toll, which currently consisting of interest and fees, with principal repayments beginning in 2020. Included in the cost of service toll is $1,272 million of interest payable over the 30 year tolling period. See note 7.

In addition to the commitments disclosed above, the Company has entered into various agreements related to the engineering, procurement and construction of its various development projects. These contracts can be cancelled by the Company upon notice without penalty, subject to the costs incurred up to and in respect of the cancellation.
The Company is defendant and plaintiff in a number of legal actions arising in the normal course of business. In addition, the Company is subject to certain contractor construction claims. The Company believes that any liabilities that might arise pertaining to any such matters would not have a material effect on its consolidated financial position.

Canadian Natural Resources Limited	21	Three Months Ended March 31, 2019

17. SEGMENTED INFORMATION

	North America		North Sea		Offshore Africa		Total Exploration and Production

	Three Months Ended		Three Months Ended		Three Months Ended		Three Months Ended
	Mar 31		Mar 31		Mar 31		Mar 31
(millions of Canadian dollars, unaudited)	2019	2018	2019	2018	2019	2018	2019	2018
Segmented product sales
Crude oil and NGLs	1,839	1,842	134	109	109	58	2,082	2,009
Natural gas	375	340	25	39	18	19	418	398
Other (1)	2	—	—	—	1	—	3	—
Total segmented product sales	2,216	2,182	159	148	128	77	2,503	2,407
Less: royalties	(193)	(175)	—	—	(11)	(5)	(204)	(180)
Segmented revenue	2,023	2,007	159	148	117	72	2,299	2,227
Segmented expenses
Production	602	631	67	75	18	29	687	735
Transportation, blending and feedstock	524	734	6	6	1	1	531	741
Depletion, depreciation and amortization	743	778	54	44	46	28	843	850
Asset retirement obligation accretion	20	22	7	7	1	2	28	31
Risk management activities (commodity derivatives)	31	—	—	—	—	—	31	—
Equity loss from investment	—	—	—	—	—	—	—	—
Total segmented expenses	1,920	2,165	134	132	66	60	2,120	2,357
Segmented earnings (loss) before the following	103	(158)	25	16	51	12	179	(130)
Non–segmented expenses
Administration
Share-based compensation
Interest and other financing expense
Risk management activities (other)
Foreign exchange (gain) loss
(Gain) loss from investments
Total non–segmented expenses
Earnings before taxes
Current income tax expense
Deferred income tax expense
Net earnings

Canadian Natural Resources Limited	22	Three Months Ended March 31, 2019

	Oil Sands Mining and Upgrading		Midstream and Refining		Inter–segment elimination and other		Total

	Three Months Ended		Three Months Ended		Three Months Ended		Three Months Ended
	Mar 31		Mar 31		Mar 31		Mar 31
(millions of Canadian dollars, unaudited)	2019	2018	2019	2018	2019	2018	2019	2018
Segmented product sales
Crude oil and NGLs	2,854	3,198	21	27	125	69	5,082	5,303
Natural gas	—	—	—	—	38	34	456	432
Other (1)	—	—	—	—	—	—	3	—
Total segmented product sales	2,854	3,198	21	27	163	103	5,541	5,735
Less: royalties	(89)	(81)	—	—	—	—	(293)	(261)
Segmented revenue	2,765	3,117	21	27	163	103	5,248	5,474
Segmented expenses
Production	822	873	6	5	15	17	1,530	1,630
Transportation, blending and feedstock	360	325	—	—	148	86	1,039	1,152
Depletion, depreciation and amortization	417	404	3	3	—	—	1,263	1,257
Asset retirement obligation accretion	16	15	—	—	—	—	44	46
Risk management activities (commodity derivatives)	—	—	—	—	—	—	31	—
Equity loss from investment	—	—	60	1	—	—	60	1
Total segmented expenses	1,615	1,617	69	9	163	103	3,967	4,086
Segmented earnings (loss) before the following	1,150	1,500	(48)	18	—	—	1,281	1,388
Non–segmented expenses
Administration							70	81
Share-based compensation							62	(88)
Interest and other financing expense							191	190
Risk management activities (other)							10	(52)
Foreign exchange (gain) loss							(239)	278
(Gain) loss from investments							(33)	105
Total non–segmented expenses							61	514
Earnings before taxes							1,220	874
Current income tax expense							165	154
Deferred income tax expense							94	137
Net earnings							961	583
(1) 'Other' includes recoveries associated with the joint operation partners' share of the costs of lease contracts, and other income of a trivial nature.

Canadian Natural Resources Limited	23	Three Months Ended March 31, 2019

Capital Expenditures (1)

	Three Months Ended
	Mar 31, 2019			Mar 31, 2018
	Net expenditures	Non-cash and fair value changes (2)	Capitalized costs	Net expenditures	Non-cash and fair value changes (2)	Capitalized costs

Exploration and evaluation assets
Exploration and Production
North America	$30	$(18)	$12	$50	$(29)	$21
North Sea	—	—	—	—	—	—
Offshore Africa	3	—	3	6	—	6
	$33	$(18)	$15	$56	$(29)	$27

Property, plant and equipment
Exploration and Production
North America	$494	$(101)	$393	$722	$(48)	$674
North Sea	36	—	36	35	—	35
Offshore Africa (3)	64	(1,515)	(1,451)	13	—	13
	594	(1,616)	(1,022)	770	(48)	722
Oil Sands Mining and Upgrading (4)	234	(84)	150	179	(32)	147
Midstream and Refining	2	—	2	4	—	4
Head office	6	(3)	3	4	—	4
	$836	$(1,703)	$(867)	$957	$(80)	$877

(1)
This table provides a reconciliation of capitalized costs, reported in note 3 and note 4, to net expenditures reported in the investing activities section of the statements of cash flows. The reconciliation excludes the impact of foreign exchange adjustments.

(2)	Derecognitions, asset retirement obligations, transfers of exploration and evaluation assets, and other fair value adjustments.

(3)	Offshore Africa includes a derecognition of $1,515 million following the FPSO demobilization at the Olowi field, Gabon in the first quarter of 2019.

(4)	Net expenditures for Oil Sands Mining and Upgrading also include capitalized interest and share-based compensation.

Segmented Assets

	Mar 31 2019	Dec 31 2018
Exploration and Production
North America	$27,811	$27,199
North Sea	1,699	1,699
Offshore Africa	1,508	1,471
Other	98	33
Oil Sands Mining and Upgrading	41,196	39,634
Midstream and Refining	1,436	1,413
Head office	220	110
	$73,968	$71,559

Canadian Natural Resources Limited	24	Three Months Ended March 31, 2019

SUPPLEMENTARY INFORMATION
INTEREST COVERAGE RATIOS
The following financial ratios are provided in connection with the Company’s continuous offering of medium-term notes pursuant to the short form prospectus dated July 2017. These ratios are based on the Company’s interim consolidated financial statements that are prepared in accordance with accounting principles generally accepted in Canada.

Interest coverage ratios for the three month period ended March 31, 2019:
Interest coverage (times)
Net earnings (1)	5.7x
Adjusted funds flow (2)	12.5x

(1)	Net earnings plus income taxes and interest expense; divided by the sum of interest expense and capitalized interest.

(2)	Adjusted funds flow plus current income taxes and interest expense; divided by the sum of interest expense and capitalized interest.

Canadian Natural Resources Limited	25	Three Months Ended March 31, 2019